March 5, 2012

VIA EDGAR AND HAND DELIVERY

Ms. Julie F. Rizzo

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:                       Erickson Air-Crane Incorporated
Amendment No. 9 to

Registration Statement on Form S-1
Filed January 30, 2012

File No. 333-166752

Dear Ms. Rizzo:

This letter is the response of Erickson Air-Crane Incorporated (the “Company,” “we” and “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the above referenced Registration Statement. We have included your numbered comments below and the Company’s response follows. The Company has filed Amendment No. 10 to the Registration Statement via EDGAR and has sent five marked courtesy copies of the amendment to Mr. John Dana Brown.

Please note that the Company filed Amendment No. 9 to the Registration Statement in contemplation of a roadshow in early February 2012 in connection with offers of the Company’s common stock. Although that filing included an estimated price range, in light of developments with the Company’s contractual arrangements with the Hellenic Fire Brigade and the availability today of the Company’s audited financial statements for the year ended December 31, 2011, the current filing is being made in contemplation of commencing a roadshow promptly.  We appreciate the Staff’s cooperation in this process.

Prospectus Summary, page 1

1.                          We note your response to our prior comment 1. Please revise the summary to disclose the percentage of revenues and accounts receivable attributable to the Italian Ministry of Civil Protection and the Hellenic Fire Brigade in a separate or different section instead of including this information in the Our Competitive Strengths section. Additionally, please discuss any risks related to the revenue attributable to and receivables collectible from these two customers in light of current European economic conditions.

We have revised the Prospectus Summary to disclose the percentage of revenues and accounts receivable attributable to the Italian Ministry of Civil Protection and the Hellenic Fire Brigade in the Risks Related to Our Business section rather than the Our Competitive Strengths section.

In light of the ongoing European sovereign debt crisis and current European economic conditions, there are heightened risks associated with our future revenue attributable to, and our ongoing accounts receivable from, the Italian Ministry of Civil Protection and the Hellenic Fire Brigade. We have revised our disclosures in the Prospectus Summary and other relevant sections throughout the prospectus to describe recent developments relating to our contract with the Hellenic Fire Brigade. As described in the prospectus, the Hellenic Fire Brigade notified us that it will not exercise its option to extend our existing contract for the 2012 fire season. We understand that the contracting of 2012 firefighting services for the Hellenic Fire Brigade will be handled through a tender process administered by the NATO Maintenance and Supply Agency. The Hellenic Fire Brigade has also informed us that it cannot pay our account receivable related to the services we provided in 2011 until a tax withholding issue is resolved.

With regard to the receivable for the services we performed in 2011, our understanding is that the payment will be made and the question of timing of payment relates to the resolution with the Greek tax authorities of a tax withholding issue. Although the timing of such payment is uncertain, we fully expect to receive the payment, and management has determined that no reserve was necessary in respect of this receivable at December 31, 2011.

2.                          Please advise and revise your disclosure as appropriate as to whether you are currently providing services to the Hellenic Fire Brigade. Please also advise and revise your disclosure as appropriate as to whether you received any advanced payments from the Hellenic Fire Brigade for 2012. In this regard we note your disclosure in the Significant Customers section on page 105 regarding your negotiations for advanced payments under this contract.

We have revised the Prospectus Summary and other relevant sections throughout the prospectus to disclose that we are not currently providing services to the Hellenic Fire Brigade and that we have not received any advance payments from the Hellenic Fire Brigade for 2012. As discussed in our response to Comment 1 above, the Hellenic Fire Brigade notified us that it will not exercise its option to extend our existing contract for the 2012 fire season. As a result, no advance payment would be payable for 2012. The Hellenic Fire Brigade has not notified us whether it intends to exercise its option for the 2013 fire season.

Our Company, page 1

3.                          We note your response to our prior comment 4. We note that you deleted your previous disclosure that payment from the Hellenic Fire Brigade was due in January 2012. Please revise here and elsewhere in the filing as appropriate to disclose when payment is or was due. Additionally if it is past due please disclose this in the summary section.

We have revised the Prospectus Summary and other relevant sections throughout the prospectus to disclose that the outstanding receivable from the Hellenic Fire Brigade is past due.

Under our contract with the Hellenic Fire Brigade, this outstanding receivable is not due on a date certain but becomes due when several procedural requirements for submitting a request for payment are met and a grace period has expired.

In addition, in February 2012, the Hellenic Fire Brigade informed our agents and representatives in Greece that, although funds for this receivable have been allocated for payment to us, under Greek law it cannot make the payment until a tax withholding issue is resolved. We are currently working with our agents and representatives in Greece, local tax advisors, and the Greek tax authorities to resolve this withholding tax issue.

Although the timing of such payment is uncertain, we fully expect to receive the payment, and management has determined that no reserve was necessary in respect of this receivable at December 31, 2011.

4.                          Please also revise this section and elsewhere in the filing as appropriate to clarify that there is no guarantee that the customer extension options will be exercised and provide similar disclosure as is set forth in the first full paragraph on page 4. Additionally, please also revise this section and elsewhere in the filing as appropriate to clarify, if true, how much of your backlog is based on multiple customer extension options being exercised. In this regard, we note your response to our prior comment 5 that your backlog from September 30, 2011 to December 31, 2011 increased by $103.6 million due to your new Aerial Services contract with the U.S. Forest Service in December 2011 and your disclosure in the second bullet point on page 8 that this contract comprises approximately $24 million annually and it has a one-year term with three one-year extension options.

We have revised the Prospectus Summary and other relevant sections throughout the prospectus to clarify that there is no guarantee that the customer extension options will be exercised and provided similar disclosure as was set forth in the first full paragraph on page 4 of Amendment No. 9 to the Registration Statement.

We have also revised this section and elsewhere in the prospectus to clarify how much of our backlog is based on multiple customer extension options being exercised.

Risks Related to Our Business, page 8

5.                          We note your disclosure in the first full risk factor on page 35 that entities affiliated with ZM Equity Partners, LLC will own approximately 50% of your outstanding common stock after the offering. Please revise this section to include disclosure regarding this risk and discuss the fact that these entities will exert significant influence overall all matters that involve stockholder approval, may take action without a meeting of stockholders by written consent and their interests may be different from the interests of the investors.

We have revised the disclosure in this section in response to this comment.

Risk Factors, page 17

Risks Related to this Offering, page 34

Existing stockholders will exert significant influence, page 35

6.                          Please revise this risk factor to define the term “Trigger Date.”

We have defined the term “Trigger Date” in the Prospectus Summary under the heading “Risks Related to Our Business,” so we believe it is no longer necessary to define such term in this risk factor.

Provisions in our charter documents, page 36

7.                          We note the changes made in the second paragraph of the Certificate of Incorporation and Bylaws section on page 132. Please update this risk factor as appropriate to reflect such changes.

We have revised this risk factor to reflect the referenced disclosure under the subheading “Certificate of Incorporation and Bylaws.”

Executive Compensation, page 118

Grants of Plan-Based Awards, page 123

8.                          We note your response to our prior comment 22. We note the statement on page 123 that the amounts shown in the table “are based upon the target of $1.8 million.” We note the statements on page 119 that “no pool would be established if actual Bank EBITDA were less than 80% of target Bank EBITDA” and “[n]o additional incentive payments would be paid if Bank EBITDA exceeded 150% of target Bank EBITDA.” In light of the statements on page 119 please explain to us why this does not provide for minimum and maximum award payouts. If there were potential minimum or maximum award payouts please revise the table accordingly.

We have revised the table in this section to disclose the minimum and maximum potential payouts that would have been made under the 2011 non-equity incentive plan if we had met our target Bank EBITDA.

Please address any questions or comments you may have about this letter and the registration statement to me at (212) 530-5505.

Very truly yours,

/s/ Douglas A. Tanner
Douglas A. Tanner

cc:	J. Dana Brown (SEC Reviewer)
Charles E. Ryan
Michael P. Reed, Esq.
Frank M. Conner III, Esq